Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BFC Financial Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 (Registration No. 333-12543) of BFC Financial Corporation of our report dated February 3, 2003, except as to the first paragraph of note 1 and note 24, which are as of February 11, 2005, with respect to the consolidated statement of financial condition of BFC Financial Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2002, which report appears in the Form 8-K of BFC Financial Corporation dated February 11, 2005.

Our report refers to a change in method of accounting for goodwill and intangible assets in 2002 and for derivative instruments and hedging activities in 2001.

KPMG LLP

Fort Lauderdale, Florida
February 11, 2005